Mail Stop 3561

      							August 10, 2005

Via U.S. Mail and Fax: (65) 6547-2223
Eddie Heng
Chief Financial Officer
Global Sources Ltd.
1 Sims Lane #08-01
Singapore 387355

	RE:	Global Sources Ltd.
      Form 20-F for the year ended December 31, 2004
		Filed May 13, 2005
		File No. 0-30678

Dear Mr. Heng:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ending December 31, 2004

Item 5. Operating and Financial Review and Prospects

Results of Operations - Fiscal 2004 and 2003, page 28
1. Your current disclosures mostly indicate areas of change, but they do not provide the reader with an understanding of the underlying business and other drivers affecting your results of operations and financial position, they do not quantify or indicate the relevant weight of revenue categories, and the disclosures do not provide an indication that past results are indicative of future performance. In this respect, your disclosures do not comply fully with the requirements or intent of Item 303 of Regulation S-K.
For example, you indicate in your discussion of revenue, that revenue derived from your online and other media services segment increased
5% from 2003. It is not clear from your disclosures what specific segment revenue categories contributed to the increase and why. It is not clear whether the revenue surge was due to creating and hosting websites, banner advertising, trade magazine subscriptions or magazine advertising, etc. It is not clear what the underlying business drivers were that contributed to the year-over-year revenue category increase or if you expect this trend to continue.

Please revise to provide a comprehensive discussion of your results of operations in accordance with Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 34
2. Your discussions of cash flows from operating, investing and financing activities appear to be a mechanical recitation of your cash flow statement. Please revise to provide not only a "discussion" but also an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. In addition, revise your disclosures of capital resources in a similar fashion to provide the reader with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. For example, you should have discussed and analyzed the business demands, events and needs that led management to purchase $131.4 million and sell $157.3 million worth of securities.






Item 8. Financial Information

Note 2 Summary of Significant Accounting Policies
(d) Available-for-sale Securities, page 54

3. Please tell us how you determined, in accordance with paragraph
12
of SFAS 115, the classification of securities bought and sold in
2004
as available for sale and not trading.

(q) Minority Interest, page 57

4. Quantify in this footnote the amount of dividends that must be paid by eMedia Asia Ltd. in order to trigger CMP`s obligation to pay
$6,000 to the company. Discuss under Liquidity in MD&A the business purpose of this arrangement and management`s expectations of receiving this payment from CMP, and advise us.

Note 14 Income Taxes, page 66

5. We note, notwithstanding the fact that the company`s
subsidiaries
subject to income tax have apparently generated taxable income in each of the last three fiscal years; the company continues to fully
reserve its deferred tax assets.   This policy suggests it is
management`s belief that it is more likely than not that the company will not realize any of the net deferred tax assets, which would mean management has concluded that there is a greater than 50 percent likelihood that the company`s subsidiaries subject to tax will not generate any future taxable income through the date the company`s net operating loss carryforwards expire. If this is so, we believe comprehensive disclosure should be provided to alert investors of this negative view held by management. In this disclosure you should explain to investors, in detail, your consideration of all available negative and positive evidence that formed the basis for your conclusion and why this conclusion is reasonable given that deferred tax assets were realized by the company in past fiscal years. Also, please advise us in detail of your basis for the full valuation allowance. We refer you to paragraphs 20 -25 of SFAS No. 109.

Note 19 Segment and Geographic Information, page 69
6. Tell us in detail how you determined your operating segments under
paragraphs 10-16 of SFAS 131.  Also if you have aggregated
operating
segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. To help us better understand your analysis and conclusion provide us with a copy of the report(s) that the chief operating decision maker uses to allocate resources and assess
performance.   We may have further comments after the review of
your
response.
Note 24 Directors Purchase Plan, page 73
7. Please tell to us your accounting treatment of the options in your directors purchase plan, including any reference to authoritative accounting literature.
Other
8. We note you have significant operations in China and Hong Kong SAR. In light of the restriction on the payment of dividends and other restrictions under PRC law, it appears it may be necessary for you to provide condensed financial information of the registrant prepared in accordance with 12-04 of Regulation S-X and the disclosures required by 4-08(e) of Regulation S-X, pursuant to Item
17(a) of Form 20-F. Please revise accordingly or advise us in detail.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joe Cascarano, Staff Accountant, at (202)
551-
3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-
3361
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Eddie Heng
Global Sources Ltd.
August 10, 2005
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